UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Photronics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

719405102
(CUSIP Number)

December 31, 2004
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]                               Rule 13d-1(b)
[X]                               Rule 13d-1(c)
[   ]                               Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 719405102	13G	Page 2 of 17 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Limited Partnership
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.

SHARED VOTING POWER

258,876 shares of Common Stock

$40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008 (convertible into 2,564,506 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.0% as of December 31, 2004 (based on 32,720,514 shares of Common Stock issued and outstanding as of December 31, 2004, plus the shares of Common Stock issuable upon the conversion of the 2.25% Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON PN; HC

1 See footnote 1 in Item 4.

CUSIP NO. 719405102	13G	Page 3 of 17 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group, L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.

SHARED VOTING POWER

258,876 shares of Common Stock

$40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008 (convertible into 2,564,506 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.0% as of December 31, 2004 (based on 32,720,514 shares of Common Stock issued and outstanding as of December 31, 2004, plus the shares of Common Stock issuable upon the conversion of the 2.25% Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON OO; HC

1 See footnote 1 in Item 4.

CUSIP NO. 719405102	13G	Page 4 of 17 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.

SHARED VOTING POWER

258,876 shares of Common Stock

$40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008 (convertible into 2,564,506 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.0% as of December 31, 2004 (based on 32,720,514 shares of Common Stock issued and outstanding as of December 31, 2004, plus the shares of Common Stock issuable upon the conversion of the 2.25% Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON IN; HC

1 See footnote 1 in Item 4.

CUSIP NO. 719405102	13G	Page 5 of 17 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Wellington LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.

SHARED VOTING POWER

258,876 shares of Common Stock

$40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008 (convertible into 2,564,506 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.0% as of December 31, 2004 (based on 32,720,514 shares of Common Stock issued and outstanding as of December 31, 2004, plus the shares of Common Stock issuable upon the conversion of the 2.25% Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON OO; HC

1 See footnote 1 in Item 4.

CUSIP NO. 719405102	13G	Page 6 of 17 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Kensington Global Strategies Fund Ltd.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.

SHARED VOTING POWER

258,876 shares of Common Stock

$40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008 (convertible into 2,564,506 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.0% as of December 31, 2004 (based on 32,720,514 shares of Common Stock issued and outstanding as of December 31, 2004, plus the shares of Common Stock issuable upon the conversion of the 2.25% Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON CO; HC

1 See footnote 1 in Item 4.

CUSIP NO. 719405102	13G	Page 7 of 17 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Equity Fund Ltd.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.

SHARED VOTING POWER

258,876 shares of Common Stock

$40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008 (convertible into 2,564,506 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.0% as of December 31, 2004 (based on 32,720,514 shares of Common Stock issued and outstanding as of December 31, 2004, plus the shares of Common Stock issuable upon the conversion of the 2.25% Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON CO; HC

1 See footnote 1 in Item 4.

CUSIP NO. 719405102	13G	Page 8 of 17 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Credit Trading Ltd.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.

SHARED VOTING POWER

258,876 shares of Common Stock

$40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008 (convertible into 2,564,506 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.0% as of December 31, 2004 (based on 32,720,514 shares of Common Stock issued and outstanding as of December 31, 2004, plus the shares of Common Stock issuable upon the conversion of the 2.25% Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON CO

1 See footnote 1 in Item 4.

CUSIP NO. 719405102	13G	Page 9 of 17 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Credit Products Ltd.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.

SHARED VOTING POWER

258,876 shares of Common Stock

$40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008 (convertible into 2,564,506 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.0% as of December 31, 2004 (based on 32,720,514 shares of Common Stock issued and outstanding as of December 31, 2004, plus the shares of Common Stock issuable upon the conversion of the 2.25% Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON CO; HC

1 See footnote 1 in Item 4.

CUSIP NO. 719405102	13G	Page 10 of 17 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aragon Investments, Ltd.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.

SHARED VOTING POWER

258,876 shares of Common Stock

$40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008 (convertible into 2,564,506 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.0% as of December 31, 2004 (based on 32,720,514 shares of Common Stock issued and outstanding as of December 31, 2004, plus the shares of Common Stock issuable upon the conversion of the 2.25% Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON CO; BD

1 See footnote 1 in Item 4.

CUSIP NO. 719405102	13G	Page 11 of 17 Pages

Item 1(a)	Name of Issuer: PHOTRONICS, INC.

1(b)	Address of Issuer’s Principal Executive Offices:

15 Secor Road
Brookfield, CT 06804

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

Citadel Limited Partnership

131 S. Dearborn Street

32nd Floor

Chicago, Illinois 60603

Illinois limited partnership

Citadel Investment Group, L.L.C.

131 S. Dearborn Street

32nd Floor

Chicago, Illinois 60603

Delaware limited liability company

Kenneth Griffin

131 S. Dearborn Street

32nd Floor

Chicago, Illinois 60603

U.S. Citizen

Citadel Wellington LLC

c/o Citadel Investment Group, L.L.C.

131 S. Dearborn Street

32nd Floor

Chicago, Illinois 60603

Delaware limited liability company

CUSIP NO. 719405102	13G	Page 12 of 17 Pages

Citadel Kensington Global Strategies Fund Ltd.

c/o Citadel Investment Group, L.L.C.

131 S. Dearborn Street

32nd Floor

Chicago, Illinois 60603

Bermuda company

Citadel Equity Fund Ltd.

c/o Citadel Investment Group, L.L.C.

131 S. Dearborn Street

32nd Floor

Chicago, Illinois 60603

Cayman Islands company

Citadel Credit Trading Ltd.

c/o Citadel Investment Group, L.L.C.

131 S. Dearborn Street

32nd Floor

Chicago, Illinois 60603

Cayman Islands company

Citadel Credit Products Ltd.

c/o Citadel Investment Group, L.L.C.

131 S. Dearborn Street

32nd Floor

Chicago, Illinois 60603

Cayman Islands company

CUSIP NO. 719405102	13G	Page 13 of 17 Pages

Aragon Investments, Ltd.

c/o Citadel Investment Group, L.L.C.

131 S. Dearborn Street

Chicago, Illinois 60603

Bermuda company

2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

2(e)	CUSIP Number:		719405102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;

	(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 719405102	13G	Page 14 of 17 Pages

If this statement is filed pursuant to Rule 13d-1(c), check this box.  :☒

Item 4                                                                Ownership:

CITADEL LIMITED PARTNERSHIP

CITADEL INVESTMENT GROUP, L.L.C.

KENNETH GRIFFIN

CITADEL WELLINGTON LLC

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.

CITADEL EQUITY FUND LTD.

CITADEL CREDIT TRADING LTD.

CITADEL CREDIT PRODUCTS LTD.

ARAGON INVESTMENTS, LTD.

(a)                                  Amount beneficially owned:

258,876 shares of Common Stock

$40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008 (convertible into 2,564,506 shares of Common Stock) /1/

(b)                                 Percent of Class:

Approximately 8.0% as of December 31, 2004 (based on 32,720,514 shares of Common Stock issued and outstanding as of December 31, 2004, plus the shares of Common Stock issuable upon the conversion of the 2.25% Convertible Subordinated Notes referred to in Item 4(a) above).

(c)                                  Number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

0

(ii)                                  shared power to vote or to direct the vote:

See Item 4(a) above.

(iii)                               sole power to dispose or to direct the disposition of:

0

(iv)                              shared power to dispose or to direct the disposition of:

See Item 4(a) above.

CUSIP NO. 719405102	13G	Page 15 of 17 Pages

(1) The securities reported herein include (i) 258,876 shares of Common Stock and (ii) 2,564,506 shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $40,750,000 in principal amount of the Company’s 2.25% Convertible Subordinated Notes due April 15, 2008, which may be converted by the Reporting Persons at any time prior to and including April 15, 2008 into shares of Common Stock at an initial conversion price of $15.89 per share, subject to adjustment upon certain events.

Item 5                                                                Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6                                                                Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7                                                                Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 2 above.

Item 8                                                                Identification and Classification of Members of the Group:

Not Applicable.

Item 9                                                                Notice of Dissolution of Group:

Not Applicable.

Item 10                                                          Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This Schedule 13G/A is being filed solely to make certain corrective changes to the Reporting Persons party to the Schedule 13G/A filed on February 9, 2005, reflecting internal organization changes made within the reporting group on or prior to December 31, 2004.

* Mathew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.

CUSIP NO. 719405102	13G	Page 16 of 17 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2005		KENNETH GRIFFIN

		By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, attorney-in-fact*

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	Citadel Investment Group, L.L.C.,	By:	/s/ Matthew B. Hinerfeld
	its General Partner		Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel
By:	/s/ Matthew B. Hinerfeld
	Matthew B. Hinerfeld, Managing	CITADEL CREDIT PRODUCTS LTD.
Director and Deputy General Counsel
		By:	Citadel Limited Partnership,
its Portfolio Manager

		By:	Citadel Investment Group, L.L.C.,
its General Partner

		By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CUSIP NO. 719405102	13G	Page 17 of 17 Pages

CITADEL WELLINGTON LLC		CITADEL CREDIT TRADING LTD.

By:	Citadel Limited Partnership, its Managing Member	By:	Citadel Limited Partnership, its Portfolio Manager

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Matthew B. Hinerfeld	By:	/s/ Matthew B. Hinerfeld
	Matthew B. Hinerfeld, Managing		Matthew B. Hinerfeld, Managing
	Director and Deputy General Counsel		Director and Deputy General Counsel

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.		CITADEL EQUITY FUND LTD.

By:	Citadel Limited Partnership, its Portfolio Manager	By:	Citadel Limited Partnership, its Portfolio Manager

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Matthew B. Hinerfeld	By:	/s/ Matthew B. Hinerfeld
	Matthew B. Hinerfeld, Managing		Matthew B. Hinerfeld, Managing
	Director and Deputy General Counsel		Director and Deputy General Counsel

ARAGON INVESTMENTS, LTD.

		By:	Citadel Limited Partnership,
its Portfolio Manager

		By:	Citadel Investment Group, L.L.C.,
its General Partner

		By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel